DLA Piper LLP (US)
401 Congress Avenue, Suite 2500
Austin, Texas 78701-3799
www.dlapiper.com

John J. Gilluly III, P.C.
john.gilluly@dlapiper.com
T 512.457.7090
F 512.721.2290

April 23, 2010

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:                                         Stephani Bouvet, Examiner

Re:          Convio, Inc.

Supplemental Information to Convio, Inc. Response Letter dated April 19, 2010

Amendment No. 3 to Registration Statement on Form S-1

File No. 333-164491

Ms. Bouvet:

Per our response letter dated April 20, 2010 on behalf of Convio, Inc. (the “Company”) in response to the comment letter dated April 19, 2010 (the “Staff Letter”) of the staff (the  “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Amendment No. 3 to the Registration Statement on Form S-1 filed on April 8, 2010 (File No. 333-164491, the “Registration Statement”), please find below the Company’s proposed disclosure in response to comment no. 1 in the Staff Letter.  This letter restates comment no. 1 from the Staff Letter and sets forth below the restated comment the Company’s response and its proposed form of additional disclosure of its preliminary financial results for the quarter ended March 31, 2010.

General

1.                                       If you intend to request acceleration prior to the inclusion of your financial statements for the quarter ended March 31, 2010, then please include a recent developments section that summarizes your financial condition and results of operations for the recently completed quarter and specifically discuss any unusual transactions, events or trends. To the extent that this information is not currently available then please indicate as such.

Response: The Company proposes to add under the section entitled “Prospectus Summary — Our Strategy” on page 3 of its preliminary prospectus included in the Amendment No. 5 to the Registration Statement which the Company intends to file on April 23, 2010, the following form of Recent Developments section:

“Recent Developments (Unaudited)

Three Months Ended March 31, 2010

Our consolidated financial statements for the quarter ended March 31, 2010, our first fiscal quarter, are not yet available. Our expectations with respect to our unaudited results for the period discussed below are based upon management estimates and are the responsibility of Convio. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to these preliminary financial data and, accordingly, does not express an opinion or any other form of assurance with respect thereto. This summary is not meant to be a comprehensive statement of our unaudited financial results for this quarter, and our actual results may differ from these estimates. We are providing the following preliminary results as of and for the quarter ended March 31, 2010:

• revenue of approximately $       million;

• net income of approximately $            ;

• cash and cash equivalents of approximately $        million; and

• net cash provided by operating activities of approximately $                   .

Internal Use Software and Website Development Costs

We capitalize costs to develop software for internal use incurred during the application development stage as well as costs to develop significant upgrades or enhancements to existing internal use software. These costs are amortized on a straight-line basis over an estimated useful life of three years. Costs incurred to improve or enhance our products in 2007, 2008 and 2009 were expensed as incurred as these costs did not qualify as significant upgrades or enhancements. For the quarter ended March 31, 2010, we expect to capitalize approximately $                  of costs incurred to upgrade and enhance our internal use software. Our capitalization of similar costs in future periods could cause our financial results to fluctuate and be more difficult to predict.”

*  *  *  *  *

We and the Company appreciate your attention to the review of the Registration Statement and this proposed additional disclosure.  The Company will ensure that the supplemental information provided to you in this letter is filed via EDGAR prior to the effectiveness of the Registration Statement. Please do not hesitate to contact me at (512) 457-7090 or Ariane Chan at (512) 457-7005 if you have any questions regarding this letter.

Sincerely,

DLA Piper LLP (US)

By:	/s/ John J. Gilluly III, P.C
John J. Gilluly III, P.C.

cc:	Gene Austin, Convio, Inc.
James Offerdahl, Convio, Inc.
Eric C. Jensen, Cooley Godward Kronish LLP
John T. McKenna, Cooley Godward Kronish LLP